OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Helpp, Inc

2620 Woodberry Drive
Glenwood Spgs, CO 81601

http://www.gethelpp.com

25000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 265,500 shares of common stock ($107,000)

Minimum 25,000 shares of common stock ($10,000)

Company	Helpp, Inc
Corporate Address	2620 Woodberry Drive, Glenwood Springs, CO 81601
Description of Business	Helpp is a Software-as-a-Service (SaaS) platform connecting service contractors to consumers. Helpp is a 'Freemium' business model, where service contractors list their services for Free, paying a 'Premium' to become members in order to access tools and technology, benefits such as insurance, business, financial and professional services, training and education, advertising and social media promotion. Consumers are provided a centralized search for local service contractors of any kind who list their skills and services on Helpp. Helpp has four methods for generating revenue: 1) Membership of Service Contractors to access premium services; 2) Local, regional and national companies promoting their products and services through a membership program; 3) HelppMart, a business portal where companies and service contractors offer their goods and services at a discount fulfilled using a coupon-based system; and 4) Education and training programs developed by Helpp and in partnership with businesses.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	40 cents ($.40) per share
Minimum Investment Amount (per investor)	$100

Rewards

Access to Premium Services or Helpp for Business Services will commence with the live system launch that includes the Helpp for Business, HelppMart, and Education portals, anticipated for January 2018. Investors may delay the start date of their Rewards for up to six months after launch.

$100+ One Month Access to Gold Level Premium Service
$250+ Three Months Access to Gold Level Premium Service

$500+ Six Months Access to Gold Level Premium Service, **or** Three Months Access to Platinum Level Service

$1,000+ One Year Access to Gold Level Premium Service, **or** Six Months Access to Platinum Level Service

$2,500+ One Year Access to Platinum Level Premium Service, **or** One Year Access to SMB Helpp for Business Services

$5,000+ Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

$10,000+ Sponsorship for Three Months of Three Education Courses of your choice across the entire United States.

ALSO: Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

$25,000+ Sponsorship for One Year of Five Education Courses of your choice across the entire United States.

ALSO: Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

Other Benefits of Investing

All investors will have access to general systems during the Beta development period with the ability to provide immediate feedback about the application.

**All rewards occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Helpp is a Software-as-a-Service (SaaS) platform connecting service contractors to consumers. Helpp is a 'Freemium' business model, where service contractors list their services for Free, paying a 'Premium' to become members in order to access tools and technology, benefits such as insurance, business, financial and professional services, training and education, advertising and social media promotion. Consumers are provided a centralized search for local service contractors of any kind who list their skills and services on Helpp.

Traditional Gig Economy companies typically take a percentage of the service contractor's revenue setting market price and placing them in direct competition with each other. They often treat the service contractor as an employee, but classify them as independent contractors receiving no employee benefits. Service contractors enjoy the freedom the Gig Economy delivers, but are generally disillusioned by the business model these companies offer.

Using a Software as a Service platform, SaaS, Helpp disrupts existing platforms by targeting their negative aspects and providing positive options. Helpp service contractors retain 100% of their revenue, set their market price, and maintain control of all aspects of their service offerings by empowering them as true independent contractors. This model further differentiates Helpp as all money transacted within the community stays within the community, making Helpp a "for the people, by the people" community play.

Helpp integrates the 'Freemium' business model to the Gig Economy, where 'Free' is connecting consumers to service contractors and 'Premium' includes business development products and services, tools and technology, and advertising. Service contractors generate revenue without fees while consumers access a broad range of services from a centralized source saving them time and energy. This model creates a captive audience of users Helpp can monetize.

Helpp's Land & Expand Marketing Plan is designed to engage directly with communities and forge relationships with banks, businesses, government, education, veteran's affairs, unemployment, and media using local on the ground resources. These resources will also be responsible for growing the base of service contractors and consumers on Helpp while selling local businesses on the *Helpp for Business* program.

Helpp has developed a stock incentive program for independent contractors using America's premier plan designer and associate legal counsel, Perkins & Coie. The Sharing Economy Equity Distribution (SEED) Plan acts to encourage participation and retention with Helpp solutions by rewarding users with stock ownership for providing application feedback. SEED will not only be used to improve the Helpp platform, but also ramp up/ down the rate of market adoption and service engagement at the community level.

Helpp's culture advocates for the worker by arranging products and services crucial to their success. Adopting this philosophy keeps Helpp focused on what is important: People. Protecting business assets and family through insurance while optimizing cash flow management processes increases the probability of success. A holistic approach to the workers' well-being will retain service contractors and attract consumers.

Helpp management team is led by founder Scott Hankinson as CEO & Founder, Jonathan Stokely as VP of Operations, Bob Fenton as Controller, Raghav Ram as VP of Business Strategy, and Sue Hankinson as Social Media Manager.

The team

Officers and directors

Scott Hankinson	President, CEO, & Director
Jonathan Stokely	VP of Operations/Director
Bob Fenton	VP of Finance/Director
Raghav Ram	VP of Business Strategy
Sue Hankinson	SM Manager/Corp. Secretary

Scott Hankinson
Scott founded Helpp Inc in July 2015 as the CTO and Chairman of the Board. He assumed the roles of President and CEO in March 2016. In addition to his duties as President, CEO and Chairman of the Board for Helpp Inc, Scott also leads his family-owned business, HankCorps Corporation, a technology incubator formed in September 2014 whose first project was Helpp Inc. Scott was previously the Senior Director of Customer Facing Solutions at Platts, an S&P Global Company, a position held from July 2012 to July 2014. Scott was the Chief Technology Officer for Bentek Energy, an energy information company based in Denver, Colorado that grew from 5 – 125 employees between 2006 and 2010, which sold into Platts in December 2010. In these roles, Scott travelled to India, London, New York and other parts of the world advancing the energy information footprint for one of America's largest corporations. Previously, Scott was the Vice-President of Columbia Resource Group from 2000 to 2004, which developed the technology to manage Microsoft's largest conferences and events reaching 15,000 attendees. Scott operated a technology incubator called SecureX Technologies, which rapidly developed and delivered companies to market during the dotcom era, taking three companies public through the IPO process. Scott also developed two of Aspen, Colorado's 5-star Bed & Breakfasts (Hotel Lenado, and Sardy House), and was the IT Manager for United Cable Television Corporation from 1980 to 1983, developing the Denver Metro area. Scott started his career in computers and communications with the United States Marine Corps from 1976 to 1982. Scott lives with his wife, Sue, and one of four daughters in Glenwood Springs, Colorado, where he is mastering the art of backcountry rafting.

Jonathan Stokely
Jonathan joined Helpp as the Chief Marketing Officer and as a member of the Board of Directors in April 2016, transitioning into the role of VP of Operations in June 2017. Jonathan has worked as an Operations Consultant for DeutcheBank out of their Chicago, Illinois office from March 2016 through September 2017, where he led their SalesForce implementation as well as other key activities. Jonathan is the owner and

operator of Semi-Colon Capital D, a development and growth strategy consulting firm he has operated since 2014. Jonathan worked as a Campaign Management and Product Development Consultant for Gate 39 Media in Chicago, Illinois from 2015 until March 2016 where he led digital marketing campaigns and content creation. Previously Jonathan worked at CME Group in Chicago, where he was a Market Data Products Account Manager overseeing 150 accounts worth more than $300 million, and was an Account Executive with Groupon during their formation years, producing more than $1 million in sales revenue, and $1.5 million in customer revenue. Jonathan recently married and lives with his wife in Carbondale, Colorado, where he is mastering the art of river rafting.

Bob Fenton
Mr. Fenton joined Helpp In in August of 2016 as the Chief Financial Officer and a member f the Board of Directors. Mr. Fenton is a financial executive with extensive experience in the Financial Services industry. He is the co-founder of Solera National Bancorp, Inc., a publicly traded holding Company for Solera National Bank located in Lakewood, Colorado. Mr. Fenton served as Solera National Bank's Executive Vice President, Chief Financial Officer, Chief Operating Officer and Secretary from September 2007 until March 2014. In July 2014, he was named interim President and Chief Executive Officer, and was appointed to the Board of Directors. Mr. Fenton served as interim President and Chief Executive Officer until November 2015. Since November 2015, he has been serving on the Company's and Bank's Board of Directors while working to advance the mission of Wellspring Community, a 501(c)(3) non-profit organization dedicated to serving adults with developmental disabilities, which he and his wife co-founded in 2008. Prior to joining Solera, Bob held senior level finance positions with Visa U.S.A., E*TRADE Bank and Citigroup.

Raghav Ram
Raghav joined Helpp In in March 2017 as a Director of Investor Relations, transitioning into the role of VP of Business Strategy in May of 2017. Raghav is a PhD Candidate at the Baylor College of Medicine in Houston, Texas. He currently works as the Chief Operating Officer and Head of Business Development for Wavve Stream, a company promoting cleantech for water systems, a position held since June 2016. Raghav has been at Baylor College since September 2015, where he is a Board Member of the Alumni Ambassador Board addressing alumni initiatives. Raghav was a Business Analyst with Virtus Partners in Houston from January to June of 2016 where her performed analysis of financial reports of perspective companies, monitoring the securities settlement process and maintaining actively trading portfolios. Raghav was on the Board of Directors Volunteer Association for the William Osler Health System in Toronto, Canada from September 2012 to August 2014, and a Team Leader and Supervisor also with William Osler Health System from July 2008 to August 2013. Raghav currently lives in Houston, Texas, recovering from the ravages of Hurricane Harvey.

Sue Hankinson
Sue has been with Helpp Inc since its inception in July 2015 where she served as Executive Assistant, assuming the role of Corporate Secretary in March of 2016, and

the role of Social Media Manager in September of 2016. Sue is the wife and muse of Scott Hankinson. Sue is currently working with Growing Years Preschool of Basalt, CO where she attends to the needs of America's future leaders including special needs children as well as Assistant to the Program Director. Sue has been involved with Growing Years since 2010. Previously, Sue worked with special needs children at Basalt Elementary School, from 2007 - 2010 and before that with Solara Pre-School from 2004 - 2007. Before her life with children, Sue worked for Progressive Insurance Company ending her 15 year career as a Senior Claims Representative. She began working with them first in New York, and then relocated and opened their first Claims Office in the Roaring Fork Valley, Colorado. She left Progressive in 2000 to pursue her role as a Mother. Sue enjoys time with friends and family on the river, but is hesitant of the big rapids.

Number of Employees: 5

Related party transactions

The company has an interest-free loan of $13,600 as of June 30, 2017 from Hankcorps, a company 100% owned by the Company's Founder, CEO and Director, Scott E. Hankinson. There is no repayment schedule for the loan.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There is substantial doubt about our ability to continue as a going concern as a result of our limited operating history and financial resources, and if we are unable to generate significant revenue or secure financing we may be required to cease or curtail our operations.** We incurred net losses from our inception on July 7, 2015 through the date of this filing. As a result, we may be unable to continue as a going concern. Our limited operating history and lack of financial resources raises substantial doubt about our ability to continue as a going concern. If we are unable to generate significant revenue or secure financing we may be required to cease or curtail our operations.
- **We are an early stage company with little or no historical performance for you to base an investment decision upon, and we may never become profitable.** We were formed on July 7, 2015. We have not yet generated revenues. Accordingly, we have no historical performance upon which you may evaluate our prospects for achieving our business objectives and becoming profitable in light of the risks, difficulties and uncertainties frequently encountered by early stage companies such as us. Accordingly, before investing in the common stock, you should consider the challenges, expenses and difficulties that we will face as an early stage company, and whether we will ever generate revenues or become profitable.
- **If we are unable to generate sufficient revenues for our operating expenses we will need financing, which we may be unable to obtain; should we fail to obtain sufficient financing, our potential revenues will be negatively impacted.** We

formed on July 7, 2015 and we have not generated revenues from operations. Because we have limited revenues and lack historical financial data, including revenue data, our future revenues are unpredictable. Until we generate material operating revenues, we require additional debt or equity funding to continue our operations. We intend to raise additional funds from an offering of our stock in the future; however, this offering may never occur, or if it occurs, we may be unable to raise the required funding. We do not have any plans or specific agreements for new sources of funding and we have no agreements for financing in place.

- **If we are unable to establish strong brand recognition of our app with individual service providers and consumers, we will not be able to generate meaningful revenues.** The market for service marketplaces is driven by brand name recognition and reputation. We must use conventional and unconventional marketing strategies to build brand recognition of our marketplace app. Brand recognition will establish a position in the services marketplace market and if successful, will help us generate revenues. If we do not establish our brand name, we will not be able to generate meaningful revenues and our business could fail.
- **We may be unable to gain market acceptance of our services which are not yet developed.** Our survival is currently dependent upon the success of our efforts to gain market acceptance of our app that is presently under development. Should our target market not be responsive to our app, we will be unable to generate sufficient revenues to become profitable. Many new service marketplace websites and apps are regularly introduced and only a relatively small number account for a significant portion of net revenue in our industry. Our app may not be desired by consumers, or competitors may develop titles that imitate or compete with us, and take our targeted revenue stream away from us or reduce our ability to command profitable revenue streams. Services offered by our competitors may take a larger share of our target market than we anticipate which could cause our revenue streams to fall below our expectations. If our competitors develop more successful products or offer competitive services at lower prices, our revenue, margins, and profitability will decline.
- **Technology changes rapidly in the online services industry and if we fail to anticipate or successfully implement new technologies into our app our revenues will be negatively impacted.** Rapid technology changes in the online services industry require us to anticipate which technologies we will implement and develop in order to be competitive. We must start our product development with a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly and effectively than we can. In either case, our products and services may be technologically inferior to our competitors', less appealing to consumers, or both. If we cannot achieve our technology goals within the original development schedule of our products and services, then we may delay their release until these technology goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may increase the resources employed in research and development in an

attempt to accelerate our development of new technologies, either to preserve our product or service launch schedule or to keep up with our competition, which would increase our development expenses. Any such failure to adapt to, and appropriately allocate resources among, emerging technologies would harm our competitive position, and negatively impact our revenues. We are planning to use third parties to develop portions of our app. We will have less control over third parties because we cannot control their personnel, schedule or resources. It will be more difficult to detect design faults and software errors. Any such fault or error could cause delays in delivering our product or require design modifications delays or defects would likely have a more detrimental impact on our business than if we were a more established company. Any of these factors could cause our app not to meet our quality standards or expectations, or not to be completed on time or at all. If this happens, we could lose anticipated revenues or our entire investment in our app.

- **If we are unable to complete the development of the software necessary for our app, we will not be able to generate meaningful revenues and you will lose your investment.** We have not completed development of our app and we have no revenues. The success of our proposed business will depend on the completion and the acceptance of our app by individual service providers and consumers.
- **We currently have no protection by any trademarks, patents and/or other intellectual property registrations. If we are unable to protect our intellectual property rights, our proposed business may fail.** We have not applied for any trademark, patent or other intellectual property registration with any governmental agency for our name or for our software product or tradename. At present we are planning to enter into non-disclosure agreements with employees to protect our technology. Despite our precautions taken to protect our proposed software programs and tradename, unauthorized parties may attempt in the future to reverse engineer, copy or obtain and use our software programs. If they are successful we could lose our technology or they could develop similar programs, which could create more competition for us and even cause our proposed business operations to fail.
- **We may not be able to compete effectively against our competitors.** We expect to face strong competition from well-established companies and small independent companies that have established products with brand recognition and greater financial resources than we have. We will be at a competitive disadvantage in gaining brand recognition, employees, financing and other resources required to provide our app to prospective customers. Our opportunity to obtain customers may be limited by our financial resources and other assets. If we are unable to effectively compete with other service marketplaces, our business will fail and you will lose your entire investment.
- **As our business grows, we will need to attract additional managerial employees, which we might not be able to do.** We have three officers and directors, Scott E. Hankinson, our President, Chief Executive Officer, Bob Fenton, our Chief Financial Officer and Director, and Jonathan Stokely, Chief Marketing Officer and Director. In order to grow and implement our business plan, we may need to add managerial talent in sales, technology, and finance. There is no guarantee

that we will be successful in adding such managerial talent.

- **We are a startup company and we will encounter significant risks in developing our business.** We are a startup company. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. We have no revenues from operations and are dependent upon this Offering to fund our future plans. There is no assurance we will be successful, or generate revenues. An investment in the Common Shares represents significant risk and you may lose all or part of your entire investment. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations. Our ability to achieve and maintain profitability and positive cash flows is dependent upon our ability to: • Complete development of our software. • Attract individuals who provide onsite services. • Convert an adequate percentage of our service providers into pay customers of our premium services. • Attract consumers to download our app and use it find, book, and buy onsite services from our service providers. • Attain customer loyalty in light of competition. • Increase awareness of our brand name. • Attract, retain and motivate qualified personnel who can successfully assist us in implementing our business plan. • Develop and maintain strategic relationships. Based upon current plans, we expect to incur operating losses in future periods until revenues are sufficient to fund operations. Failure to generate enough revenues for us to become profitable may cause us to suspend or cease activities.
- **If we do not obtain additional financing, our business will fail.** We will need to obtain additional financing in order to complete our business plan because we currently do not have any income. We do not have any arrangements for outside financing. We may not be able to find such financing if required. Obtaining financing would be subject to a number of factors, including investor acceptance. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us. If we do not obtain additional financing our business will fail.
- **We may not be able to attract enough clients to operate profitably. If we do not make a profit, we may have to suspend or cease operations.** We are a developing company and do not have substantial capital and must be selective in marketing of our services. The company's services will be marketed through public relations, search engine optimization, search engine keyword advertising, and social media advertising. Because we have limited marketing resources, we may not be able to attract any service providers to use our app. We will need to obtain additional financing in order to complete our business plan because we currently do not have any income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us. If we do not obtain additional financing our business will fail.
- **A permanent loss of data or a permanent loss of service on the Internet will have an adverse effect on our operations and will cause us to be less effective in the**

industry. The Company operations depend on the Internet. If we permanently lose data, or permanently lose Internet service for any reason, be it technical failure or criminal acts, we will be less effective in providing our services to potential clients and you could lose your investment.

- **A breach of our servers that results in loss of customers' personal information will have an adverse effect on our operations and brand.** The prevalence of cyber theft is increasing. If our servers are breached and we lose customers' personal information, it will have a detrimental effect on our company. While we are taking precautions such as not storing credit card information on our servers, loss of any personal information will cause some loss of trust in our company and services.
- **None of our technology or business model is proprietary.** The hurdles to enter our industry is low. The technology required to commence operations for any potential competitor are available from third party providers. The business model, with few exceptions, is not new and can be readily adopted by those with a basic knowledge of the services marketplace industry.
- **Should we lose the services of Scott E. Hankinson, our President, Chief Executive Officer, Bob Fenton, our Chief Financial Officer and Director, or Jonathan Stokely our Chief Marketing Officer and Director, our financial condition and proposed expansion may be negatively impacted.** Our future depends on the continued contributions of Scott E. Hankinson, our President, Chief Executive Officer, Treasurer and Director and Bob Fenton, our Chief Financial Officer and Director and Jonathan Stokely, our Chief Marketing Officer and Director, who would be difficult to replace. The services of Mr. Hankinson, Mr. Fenton and Mr. Stokely are critical to the management of our business and operations. We do not maintain key man life insurance on Mr. Hankinson, Mr. Fenton or Mr. Stokely. Should we lose the services of either and be unable to replace his services with equally competent and experienced personnel, our operational goals and strategies may be adversely affected, which will negatively affect our potential revenues.
- **Because we do not have an audit or compensation committee, shareholders will have to rely on the one member of our Board of Directors who is not independent to perform these functions.** We do not have an audit or compensation committee or Board of Directors as a whole that is composed of independent directors. These functions are performed by Scott E. Hankinson, our Shareholder, President, Chief Executive Officer and Director, Bob Fenton, our Chief Financial Officer and Director, and Jonathan Stokely, our Chief Marketing Officer and Director. Because Mr. Hankinson, Mr. Fenton, and Mr. Stokely are not independent, there is a potential conflict between their or our interests and our shareholders' interests, since our three board members are also our executive officers who will participate in discussions concerning management compensation and audit issues that may be affect management decisions. Until we have an audit committee or independent directors, there may be less oversight of management decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

- **An investment in the Common Shares is illiquid and Investors may have difficulty reselling their shares due to the lack of market or state Blue Sky laws.** Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there might be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, our common shares should be considered totally illiquid, which inhibits investors' ability to resell their shares.
- **We may, in the future, issue additional securities, which would reduce investors' percent of ownership and may dilute our share value.** Our Articles of Incorporation authorize us to issue 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date of this filing, we had 6,638,252 shares of common stock outstanding. Accordingly, we may issue up to an additional 83,361,748 shares of common stock and 10,000,000 shares of preferred stock. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis including for services or acquisitions or other corporate actions that may have the effect of diluting the value of the shares held by our stockholders, and might have an adverse effect on any trading market for our common stock in the future. Additionally, we are authorized to issue 10,000,000 shares of blank check preferred stock of which no shares are outstanding. As such, we may issue an additional 10,000,000 shares of preferred stock. Our Board of Directors may designate the rights, terms and preferences of our authorized but unissued preferred shares at its discretion including conversion and voting preferences without notice to our shareholders.
- **We may never pay any dividends to shareholders.** We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future. The declaration, payment and amount of any future dividends will be made at the discretion of the Board of Directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the Board of Directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- HankCorps Corporation (Scott Hankinson), 54.61% ownership, Common Stock

Classes of securities

- Common Stock: 6,638,252

  Voting Rights *(Common Stock)*

  The holders of shares of the Company's common stock, $0.0001 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of stock that we may designate in the future.

- Preferred Stock: 0

  The company has currently authorized up to 10,000,000 shares of preferred stock, par value of $0.0001 per share with such designations, rights, preferences, and limitations as may be set forth from time-to-time by a resolution of the Company's board of directors and in a certificate of designation filed with state of Delaware Secretary of State as required by the Delaware General Corporation law.

What it means to be a Minority Holder

As a minority holder of Common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-06-30.

Financial Condition

Results of Operation

Helpp, Inc was formed on July 7, 2015 ("Inception") in the State of Delaware. The financial statements of Helpp Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Glenwood Springs, Colorado.

Helpp is a web-based business platform enabling service contractors to offer local on-demand services to businesses and consumers for free. Helpp utilizes the SaaS model empowering individuals to launch, grow and run small business operations by delivering clientele, products, and services.

To date, Helpp has focused on testing the marketplace, adjusting its business model and software development to align to the results of interactions with the general public. Establishing a scalable technology platform, promoting groups within local communities, meeting with business and education leaders, and validation of our delivery systems.

While revenue has not been generated to date, we are positioned to commence revenue generation after concluding the build-out of the supporting systems, estimated at six weeks to complete once funding is available.

Financial Milestones

Helpp was funded primarily by the founder, Scott Hankinson and through his family company HankCorps Corporation, and with the financial assistance of friends & family. The focus has been to complete market analysis and prepare the company as fully as possible prior to raising funds. We have built out the technology platform, tested markets, formed community groups, and gained a deep working knowledge as to the mechanics required to formulate a successful business model.

We have secured $110,000 in credit with Amazon, enough to sustain our technology platform through our Phase I Operations until August 2018. This significantly reduces our major expense, allowing funds raised to be applied to our three major areas:

1) Implementing our Public Relations firm;
2) Completing our Mobile application development;
3) Advertising & Sales activities within our target markets

By applying our funds to activities that generate revenue, we plan to demonstrate a solid performance in the initial year of operation.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to expand our fundraising first by expansion to $1 million raise under this CF offering, and then through the use of Regulation A+ offerings, equity or debt issuances, or any other method available to the company.

To date, Helpp has leveraged trading partners, such as Amazon Web Services, to help mitigate expenses through technology credits wherever possible. In the case of Amazon, we acquired a credit of $110,000, which will enable us to deliver our technology solutions until August 2018.

We require funding to complete our technology platform and begin generation of revenue. With the raise of the minimum amount of $10,000, we would be unable to complete our technology platform and commence operations. Our technology platform build is estimated at $40,000 to attain a state of readiness. With the securing of $107,000, we would be able to complete our technology platform and commence revenue generation. Our marketing dollars would be limited to our proof of concept within our initial test markets, and we believe the generation of revenue would help us to attract larger interest from the investment community, as well as provide funds to increase our marketing operations.

Our current objective of $107,000 would secure operating capabilities through the 2nd quarter of 2018. Our primary objective is to raise $1 million by end of the year 2017, which would provide adequate funding for both our proof of concept, and proof of scalability initiatives, carrying us until end of 1st quarter 2019. Upon successfully raising $1 million, we would increase the rate of market penetration, which would ultimately require additional funding in order sustain growth across the United States.

Indebtedness

The company has an interest-free loan of $13,600 as of June 30, 2017 from Hankcorps, a company 100% owned by the Company's Founder, CEO and Director, Scott E. Hankinson. There is no repayment schedule for the loan.

Recent offerings of securities

- 2015-08-25, SEC Regulation D 504, 108375 Common Stock. Use of proceeds: $21,675 Friends & family participated. Proceeds were used for the development of software and Sharing Economy Equity Distribution (SEED) Plan.

- 2016-08-25, SEC Regulation D504, 0 Common Stock. Use of proceeds: No activities to raise under this filing were conducted.

Valuation

$2,655,300.80

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$50	$535
Transfer Agent Fees	$1,000	$1,000
CC Payment Fees	$200	$2,000
Professional Fees	$1,000	$5,000
Net Proceeds	$7,150	$92,045
Use of Net Proceeds:		
R& D & Production	$0	$35,000
Marketing	$4,000	$35,000
Debt Management	$0	$10,000
Working Capital	$3,150	$12,045
Total Use of Net Proceeds	$7,150	92,045

We are seeking to raise a minimum of $10,000 (target amount) with the primary use of initial funds to stimulate fundraising activities using a professional Public Relations firm. We will then target up to $107,000, which will be used to complete our legal and financial review to expand our raise to $1,000,000. Proceeds raised in the amount up to $107,000 will be used to complete our Mobile application development, and commence business operations within the targeted communities. If we manage to raise our maximum allotment amount of $1,000,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

1) Complete the Proof of Concept of Land & Expand Marketing Plan within select communities;

2) Demonstrate competency in scaling our operation into several communities per quarter;

3) Prepare for a larger Regulation A+ Tier II raise in order to execute a national campaign

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to operational officers of the Corporation; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. It is the intent of the company to apply funds mainly to R&D Production and Sales & Marketing activity, however some salaries and repayment of debt application of funds are necessary to maintain the integrity of the company and its officers. Any Irregular Use of Proceeds shall be duly noted in the Financial Statements and Annual Report of the Company.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at

https://www.gethelpp.com/AnnualReport, which may also be found in the Investor area labeled Annual Reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year, where Helpp Inc. fiscal year ends June 30th.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Helpp, Inc

[See attached]

I, Scott E. Hankinson, the President and Chief Executive Officer of Helpp Inc, hereby certify that the financial statements of Helpp Inc and notes thereto for the periods ending June 30, 2017 and June 30, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax return.

For the fiscal year 2016 the amounts reported on our federal income tax return were total income of $0; taxable loss of $28,595 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12th day of September 2017.

Scott E. H_______________ (Signature)

PRESIDENT + CEO (Title)

9/12/2017 (Date)

HELPP INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE FISCAL YEARS ENDED
June 30, 2017 and 2016

Helpp Inc
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of June 30, 2017 and 2016	1
Statements of Operations for the fiscal years ended June 30, 2017 and 2016	2
Statements of Stockholders' Equity the for fiscal years ended June 30, 2017 and 2016	3
Statements of Cash Flows for the fiscal years ended June 30, 2017 and 2016	4
Notes to the Financial Statements	5

HELPP INC
BALANCE SHEETS
JUNE 30, 2017 AND 2016
(unaudited)

	June 30, 2017	June 30, 2016
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,506	$ -
Capitalized Software	93,300	51,270
TOTAL ASSETS	$ 94,806	$ 51,270
LIABILITIES AND EQUITY		
Liabilities		
Credit Card	$ 6,978	$ 6,750
Accrued Expenses	20,804	-
Loan Payable	13,600	2,680
Total Liabilities	41,382	9,430
Equity		
Common Stock 1	664	415
Preferred Stock 2	-	-
Additional Paid In Capital	566,921	70,020
Accumulated Deficit	(514,162)	(28,595)
Total Equity	53,423	41,840
TOTAL LIABILITIES AND EQUITY	$ 94,806	$ 51,270

[1] 90,000,000 shares of $0.0001 par value authorized; 6,638,252 and 4,152,500 shares outstanding as of June 30, 2017 and 2016, respectively.

[2] 10,000,000 shares of $0.0001 par value authorized; 0 shares outstanding as of June 30, 2017 and June 30, 2016, respectively.

HELPP INC
STATEMENTS OF OPERATIONS
FOR THE FISCAL YEARS ENDED JUNE 30, 2017 AND 2016
(unaudited)

	2017	2016
Income		
Other Income	$ 247	$ -
Total Income	247	-
Expenses		
Salaries & Wages	451,302	-
Legal & Professional Fees	21,385	22,667
Other General Administrative	13,128	5,928
Total Expenses	485,815	28,595
Income before income taxes	(485,567)	(28,595)
Income tax benefit	-	-
Net Income	$ (485,567)	$ (28,595)

HELPP INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE FISCAL YEARS ENDED JUNE 30, 2017 AND 2016
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
Inception	-	-	$ 100	-	$ 100
Issuance of founders stock	4,000,000	400	25,435	-	25,835
Shares issued for cash	152,500	15	30,485	-	30,500
Contributed capital	-	-	14,000	-	14,000
Net income (loss)	-	-	-	(28,595)	(28,595)
Balance at June 30, 2016	4,152,500	$ 415	$ 70,020	$ (28,595)	$ 41,840
Shares issued for cash	37,375	4	7,471	-	7,475
Shares issued for services	191,867	19	38,354	-	38,373
Shares issued for compensation	2,256,510	226	451,076	-	451,302
Net income (loss)	-	-	-	(485,567)	(485,567)
Balance at June 30, 2017	6,638,252	$ 664	$ 566,921	$ (514,162)	$ 53,423

HELPP INC
STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2017 AND 2016
(unaudited)

		2017		2016
OPERATING ACTIVITIES				
Net Income (Loss)	$	(485,567)	$	(28,595)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Net change in:				
Credit Card liabilities		229		6,750
Accrued expenses		20,804		-
Loan payable		10,920		2,680
Net cash provided by operating activities	$	(453,615)	$	(19,165)
INVESTING ACTIVITIES				
Capitalized Software	$	(42,030)	$	(51,270)
Net cash provided by investing activities	$	(42,030)	$	(51,270)
FINANCING ACTIVITIES				
Common Stock, $.0001 Par Value	$	249	$	415
Additional Paid In Capital		496,902		70,020
Net cash provided by financing activities	$	497,150	$	70,435
Net cash increase for period	$	1,506	$	-
Cash and cash equivalents at beginning of period		-		-
Cash and cash equivalents at end of period	$	1,506	$	-

NOTE 1 – NATURE OF OPERATIONS

Helpp, Inc was formed on July 7, 2015 (“Inception”) in the State of Delaware. The financial statements of Helpp Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters is located in Glenwood Springs, Colorado.

Helpp is a web-based business platform enabling service contractors to offer local on-demand services to businesses and consumers for free. Helpp utilizes the SaaS model empowering individuals to launch, grow and run small business operations by delivering clientele, products, and services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software development Costs
It is our policy to capitalize certain costs incurred in connection with developing internal use software. Capitalized software costs are included in "Property, Plant and Equipment" on our consolidated balance sheets and are expected to be amortized over a three-year period once the software is placed into service. Software costs that do not meet capitalization criteria are expensed immediately.

Revenue Recognition
The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for share-based compensation under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost is measured based on the estimated fair value of the award.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and in Colorado. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The company has an interest-free loan of $13,600 as of June 30, 2017 from Hankcorps, a company 100% owned by the Company's Founder, CEO and Director, Scott E. Hankinson. There is no repayment schedule for the loan.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company does not have any lease commitments.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 90,000,000 shares of our common stock with par value of $0.0001. We have authorized the issuance of 10,000,000 shares of preferred stock with par value of $0.0001 with such designations, rights, preferences and limitations as may be set forth from time-to-time by a resolution of the Company's board of directors and in a certificate of designation as filed with state of Delaware Secretary of State as required by the Delaware General Corporation Law.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an interest-free loan of $13,600 as of June 30, 2017 from Hankcorps, a company 100% owned by the Company's Founder, CEO and Director, Scott E. Hankinson. There is no repayment schedule for the loan.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2017 through September 12, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Helpp is pending **StartEngine Approval.**


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Investors
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Raised of $10K - $107K goal
Helpp
Converting Skills Into Money
Small OPO
Glenwood Spgs, CO
Software & Services
Accepting International Investment

Overview Team Terms Updates Comments Share

Helpp Creates Jobs

Invest in Helpp



Helpp is a Software-as-a-Service (SaaS) platform that focuses on the needs of the service contractor, assembling benefits such as business, financial and professional services, insurance, software tools and technology to help make service contractors successful. People may list services they currently offer, or explore our library of services introducing them to the price point, marketing techniques, equipment requirements, and other aspects of services they may offer to start their own business.

Our platform delivers customers to listing service contractors for free. Service contractors retain 100% of their earnings, where Helpp profits by selling supporting services to our network of service contractors,

businesses, and consumers. **Visit GetHelpp.com to learn more.**

Helpp plans to generate revenue in four ways:

- **Premium Services** - providing tools and technology to enhance how service contractors manage their business.
- **Helpp for Business** - negotiating lower price points on business, financial and professional services from companies on a local, regional and national level and resell them to our service contractors
- **HelppMart** - presenting a clearinghouse for discounted product & service offerings where our service contractors and member businesses use a coupon system
- **Training and Education** that link into advertising and sales systems, designed to make the service contractor offerings stronger.





In market testing, we have found every age group would use this service. 16-22 year-olds in high school and college who wish to earn dollars while focusing on school; 22-35 year-olds who wish to start their own business while controlling their destiny; 35-65 year-olds with primary jobs wishing to augment their income; and senior citizens who are looking for earning opportunities in their free time. When we speak with people, we find they relate to the service contractor earning side instead of the consumer side, considering what skills they have to offer.

Helpp applies a **'Freemium' business model,** where 'Free' is connecting service contractors to consumers where they keep all the revenue they generate from their hard work, and 'Premium' is the business development products and services, tools and technology, and advertising we sell to make them successful. Service contractors would be able to generate revenue without fees while consumers may access a broad range of services from a centralized source saving them time and energy. This model works to create a captive audience of users Helpp plans to monetize.



Traditional Gig Economy companies typically take a percentage of the service contractor's revenue while setting market price and placing them in direct competition with each other. They often treat the service contractor as an employee, but classify them as independent contractors receiving no employee benefits. Service contractors enjoy the freedom the Gig Economy delivers, but are generally disillusioned by the business model these companies offer.

Helpp plans to challenge these existing platforms by targeting their negative aspects and providing positive options. Helpp service contractors may retain 100% of their revenue, set their market price, and maintain control of all aspects of their service offerings by empowering them as true independent contractors. This model further differentiates Helpp as the money transacted within the community stays within the community, making Helpp a "for the people, by the people" community play that local

businesses would support.

Helpp's Land & Expand Marketing Plan is designed to engage directly with communities and forge relationships with banks, businesses, government, education, veteran's affairs, unemployment, and media using local on-the-ground resources. These resources would also be responsible for growing the base of service contractors and consumers on Helpp while selling local businesses on the Helpp for Business program.



Helpp has also developed a first-of-its-kind stock incentive program for independent contractors using a leading plan designer and their associate legal counsel, Perkins & Coie. The Sharing Economy Equity Distribution (SEED) Plan was designed to encourage participation and retention with Helpp solutions by rewarding users with stock ownership for providing application feedback. It is our intent to use the SEED Plan to improve the Helpp platform by incentivizing service contractors in order to accelerate market adoption and service engagement at the community level.

Helpp's culture advocates for the worker by arranging products and services crucial to their success, while the SEED Plan gives them a voice in our developing company. Adopting this philosophy would keep Helpp focused on what is important: People. Protecting business assets and family through insurance while optimizing cash flow management processes increases the probability of success. It is our belief that a holistic approach to the workers' well-being would retain service contractors and attract consumers.

Investing Options

Investment Details

Common Stock $0.40 / share | Minimum $100 Investment
$2,655,300 pre-money valuation

Investment opportunity available to accredited and non-accredited investors, with $100 minimum investment.

25,000 shares | $10,000 offering minimum
267,500 shares | $107,000 offering goal

See Offering Summary for more information.

Rewards

The Rewards program is planned to commence with the live system launch that includes the Helpp for Business, HelppMart, and Education portals, anticipated for January 2018. Investors may delay the start date of their Rewards for up to six months after launch.

$100+ One Month Access to Gold Level Premium Service
$250+ Three Months Access to Gold Level Premium Service
$500+ Six Months Access to Gold Level Premium Service **or** Three Months Access to Platinum Level Service
$1,000+ One Year Access to Gold Level Premium Service **or** Six Months Access to Platinum Level Service
$2,500+ One Year Access to Platinum Level Premium Service, **or** One Year Access to SMB Helpp for Business Services
$5,000+ Two Years Access to Platinum Level Premium Service **or** Two Years Access to SMB Helpp for Business Services
$10,000+ Sponsorship for Three Months of Three Education Courses of your choice across the entire United States.
ALSO: Two Years Access to Platinum Level Premium Service **or** Two Years Access to SMB Helpp for Business Services
$25,000+ Sponsorship for One Year of Five Education Courses of your choice across the entire United States.
ALSO: Two Years Access to Platinum Level Premium Service **or** Two Years Access to SMB Helpp for Business Services

Other Benefits of Investing

All investors may delay the start of their rewards for up to six months.
All investors are planned to have access to our Beta release with the ability to provide immediate feedback about the application.

All rewards occur after the offering is completed.

What Helpp Has Accomplished So Far


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helpp
List Your Services
Keep all the $$$
Rebuilding the Gig Economy with no middleman.
Become a Helpper

SERVICES OFFERED

Helpp built out its technology platform and has been performing market testing in several communities. Our marketing site acts as an introduction to Helpp that leads into our platform that manages the service contractors that register with us.

We utilize social media groups on Facebook to attract users (see the Market Traction section) on this page, attracting more than 2,000 service contractors and consumers. We have held community events to meet with prospective businesses and understand our clients needs.


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We have evolved through three versions of interface based on feedback from our Beta users, and have developed the specifications for our Helpp for Business, HelpMart, and Education programs.

We have met with school, government and business leaders in our test communities to understand how to effectively reach their counterparts in each community we approach.

Helpp has secured $110,000 in credits from the Amazon Web services platform covering our platform operating expenses through August 2018.

How We Plan to Apply Funding


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WE NEED YOUR SKILLS
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Helpp plans to extend its user interface as a true mobile application. While the backend database systems are in place, and the user interface technology is fully functional for the Services page, the Helpp for Business, HelppMart, and Education sections need to be brought online. These are core revenue generation systems that augment the Services portal that exists today.

A scalable software development team is ready to start work once the budget is available. The work is primarily user interface (UI/UX) development and is projected to be completed in approximately six weeks. We estimate that the time to raise the necessary funds and complete the development process would position us for a January 2018 release.

We plan to allocate the majority of funds to Marketing & Sales activities. We have negotiated with a Public Relations firm to assist us in our launch within our targeted communities, as well as community engagements as discussed in the Land & Expand Marketing Plan section below. Helpp plans to use the six-week window where software development is occurring to implement the Public Relations firm and prepare for sales activity of our Helpp for Business, HelppMart and training course offerings.

Market Traction

Our test markets represent a variety of economic footprints, including a major urban market, destination ski resorts, agricultural, and college towns. We have used significantly different strategies for engaging with a large urban area such as the Denver Metro/Front Range comprised of many governmental structures versus the Roaring Fork Valley (Aspen area), versus the college region of San Marcos, Texas.

The challenge has been how to assess how long it takes to achieve a critical mass of service contractors, consumers, and businesses based on the size of the population. Helpp is developing Key Performance Indicators (KPI's) to better understand traction and gauge success.

Market Area	# Users
Denver Metro/Front Range	397
Colorado Destination Ski Resorts	1361
Colorado Western Slope	304
San Marcos, Texas	61
Users Amassed	2123


Rewards
helpp
Our sincere 'Thank You' for supporting our cause: Finding work for Americans
Below are the rewards we offer based on the level of investment you wish to make in our company.
designed by freepik.com

The rewards program is planned to commence with the live system launch that includes the Helpp for Business, HelppMart, and Education portals, anticipated for January 2018. Investors may delay their Rewards start date for up to six months after launch in order for the volume of users in their geographic area to increase. All investors are invited to participate in our Beta release to provide feedback on the solutions we plan to present.

$100

Well-Wisher

One Month Free Access to Gold Level Premium Services.

$250

Fan

Three Months Access to Gold Level Premium Services.

$500

Advocate

Six Months Access to Gold Level Premium Services, or Three Months Access to Platinum Services.

$1,000

Backer

One Year Access to Gold Level Premium Services, or Six Months Access to Platinum Services.

$2,500

Contributor

One Year Access to Platinum Level Premium Services, or One Year Access to SMB Helpp for Business Services.

$5,000

Supporter

Two Years Access to Platinum Level Premium Services, or Two Years Access to SMB Helpp for Business Services.

$10,000

Promoter

Sponsorship for Three Months of Three Education Courses of your choice across the entire United States.

Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

$25,000

Benefactor

Sponsorship for One Year of Five Education Courses of your choice across the entire United States.

Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

---

The Gig Economy Is Large And Expanding Rapidly

There are now multitudes of mobile apps for seemingly every service imaginable. Apps for ride sharing, food delivery, errand running, laundry service, home repair, yard care, car sharing, babysitting, lessons, personal fitness, pet sitting, and moving, to name a few. This is known as the Gig Economy as the service contractor and consumer engagement is typically not regularly repeated.

Helpp operates in a subspace of the gig economy known as the local on-demand economy where the service contractors physically interact with their customers. Helpp contractors satisfy local demand as it arises within communities by offering services in the previously mentioned categories.



US Adults
(210 Million)
On-Demand Users
(85 Million)
Workers
(45.3 Million)

Study dated January 2016 by Burson-Marsteller, The Aspen Institute, and Time Magazine.

As fast as this segment of the economy is growing, it is still in its infancy. First generation companies have simply added technology to the traditional contractor/consultant business model substituting one middleman for another. Uber used a mobile app to replace taxis similar to how GrubHub replaced restaurants from keeping delivery drivers staffed.

Several factors have aligned to spawn this new economic model and create fertile ground for its growth:
• The smartphone revolution has created high-power computing to go, and this trend is anticipated to continue to accelerate for the foreseeable future.
• The Millennial generation, ages 18-34, has a well-documented sense of immediacy that lends itself to on-demand services. Millennials and Gen Z, the generation still under 18, together make up over half of the U.S. population, and nearly three-quarters of them want to be independent and start their own businesses.
• Middle-aged and seniors have all indicated in market studies their desire to earn extra income through the adoption of an independent lifestyle like what Helpp offers.

These trends are playing out in dramatic fashion in the American workforce.



Workers (45.3 Million)
Service Platforms (22 Million)
Ride Sharing (20 Million)
Accommodation Sharing (18 Million)
Food/Goods Delivery
(14 Million)
Rent Cars
(12 Million)

Visit: GetHelpp.com

Current Gig Economy Business Model Has Issues


service
ability
creativity
experience
competence
responsibility
flexibility

The traditional Gig Economy business model creates a lot of issues that may easily be avoided by adjusting the business model. Helpp believes that each-and-every one of these challenges present a monetizable opportunity, and when collectively addressed, create a new and exciting business model. Welcome to the Helpp philosophy.

There are many problems within the existing gig economy which are generally caused by applying older business models that do not align with the modern-day world. The most notable is the contractor model concept of taking a significant portion of the worker's pay for little or no value beyond providing a marketplace for them to make money.

Classification of workers as "independent contractors" versus "employees" may be the most discussed in the press, with the ultimate legal showdown between Uber vs The People. This has led to suggestions that a new class of worker be established, called the Dependent Worker.



In almost every gig economy model, the company sets, or influences price points, which generally leads to competition between service contractors based on their level of availability during demand from the marketplace. While this appears to be good for the consumer, the result is that the service contractor is often paid less, while still burdened with fixed expenses, and often must absorb downtime cost due to increased marketplace competition.



When earnings are low and the operational expenses are placed on the service contractor, with the company demanding they maintain a level of service, the result is increased service contractor stress. Lawsuits have arisen, and in extreme cases the courts have allowed independent contractors to unionize for collective bargaining rights.

In December 2015, the city of Seattle, Washington moved to allow Uber and Lyft drivers to unionize, due to the oppressive conditions that had developed within those companies. (*Seattle Times, 8/25/2017, " Federal judge clears way for Seattle Lyft, Uber drivers to unionize"*) California followed suit in February 2016 *(Fortune, 4/26/2016, " A Local Union Wants to Help California Uber and Lyft Drivers Organize")*, and Uber left Austin, Texas completely in May 2016 from legislative action requiring them to offer employee benefits to drivers. *(cnn.com, 05/08/2016. "Uber and Lyft to leave Austin after losing vote on fingerprinting")*

In other companies, there are class action lawsuits where workers complain and claim they are essentially charged 20% for every job performed even though the same customer is serviced week after week. Companies justify this percentage based on the initial customer sourcing, which has led to customers becoming disgruntled and taking their repeat business off the platform.

Companies establish employee like conditions by enforcing workers to wear uniforms, require hours of availability, background checks, vehicle inspections, and workers to maintain certain levels of performance. These employee-like conditions cause service contractors to feel like they lose their independent contractor status becoming employees, but without th benefits.



Some companies which avoid any form of employee benefit to ensure service contractors are not misclassified as employees have begun to implement contractual regulations to block social media communications to prevent disgruntled service contractors from forming class action lawsuits. These lawsuits could have a profound impact across the gig economy if courts side with service contractors.

Freemium Business Model

TaskRabbit takes 30% of Service Contractor pay so a Service Contractor making $48,000 a year would bring home an additional $14,400 a year using Helpp instead.

TaskRabbit Service Fees, www.TaskRabbit.com

There are three general types of gig economy models: 1) A virtual contractor business model to generate revenue from consumers and service contractors. Service contractors lose 20- 40% of their pay to this model; 2) A lead-generator business model which involves selling the contact information, or bid of an interested consumer, to multiple contractors, who then compete for the job. This also leads to a loss of 20-40% revenue by the service contractor; and 3) A club model, such as Angie's List, which charges a membership fee.

Companies such as Skype, Evernote, and Dropbox employ a 'Freemium' business model where limited premium content is offered for free. While increasing the customer base, companies are able to tailor premium services to the needs of the consumer. Users can access basic features for free and are able to pay for premium upgrades.

Helpp empowers independent service contractors by bringing the freemium model to the gig economy. Unlike existing marketplaces who take a big cut of the service contractor's revenue, Helpp is free for both consumers and service contractors to list, book, and transact through the platform. Helpp presents premium services in the form of business, financial, professional, advertising, education, and many other product offerings to generate revenue through business partnerships. A big problem for many existing contractor based marketplaces is "leakage," or the tendency for contractors and consumers to circumvent the marketplace in future transactions. This creates an incentive to avoid paying marketplace fees enabling consumers and service contractors to share savings in some manner.

Among our competitors, TaskRabbit and Care.com provide unique perspectives that highlight why we believe Helpp would become a successful and sustainable business in the gig economy. TaskRabbit provides an online marketplace to request home services. Their business model has recently led to global worker disgruntlement and leakage. TaskRabbit takes 30% of service contractors' revenue from each job, and charge consumers a 7.5% fee for each service requested. Contrastingly, Care.com offers a freemium type model, similar to Helpp, and recognizes the need to prioritize service contractors; however, they are only focused on providing one type of service. Within a short time, they have expanded into 19 countries and recorded healthy profits. Unlike Care.com, Helpp is creating a horizontal marketplace, offering customers and service contractors a one-stop shop for a variety of services. We believe this would accelerate Helpp's growth and allow long-term sustainability in the gig economy. Our goal is to grow larger and faster than our competitors.


Helpp is a
FREEMIUM
BUSINESS MODEL
in the Gig Economy

Because Helpp is free, contractors and consumers are more likely to perform repeat transactions through Helpp. In addition, there are many other advantages for service contractors to complete transactions using Helpp such as stock incentive, advertising credit rewards, and service contractor websites.



Helpp Translates Issues Into Opportunities


Opportunities
Thanks to Our Competitors

Helpp is Free. A worker can use Helpp to generate income without ever paying a dime to Helpp. This makes Helpp attractive to workers since they retain 100% of their earnings. Helpp's philosophy is to enhance the service contractor's business making it easier to manage through platform offerings and improvements.


1
Keep ALL of Your Earnings.
Uber, TaskRabbit and other Gig Economy platforms take 20% - 40% of your hard-earned money. Helpp does not take a fee, you keep it all!

While using multiple applications is an inconvenience for consumers, it is a logistical nightmare for the increasing number of service contractors who offer multiple types of services to earn money. Helpp solves this inefficiency by enabling contractors to offer any combination of services through one streamlined platform.

Service contractors, or Helppers, set all aspects of services offered including price and availability, as well as others such as establishing confirmation and cancellation policies, determining forms of payment, and setting the minimum rating of customers they are planning to help.


2
You CONTROL Your Business.
Other companies set your price in the marketplace, define your service offering, require your rating level, and make you compete with other service providers. With Helpp, you are always in control of your business.

While almost every other company avoids benefits, Helpp sees any and all benefits as potential product and services to be monetized. The Helpp for Business program is designed to bring best of industry benefits at lower than public market rates through purchasing power with economies of scale.

Helpp plans to negotiate discounts of greater than 20% for the service contractor from local, regional and national companies. We plan to initially prioritize viable solutions to healthcare and branch out. Helpp has been negotiating with HealthLink of Colorado to provide a grant of $20,000 to be used for office visit payments and co-pays. If successful, we plan to bundle a high-deductible policy from a major health care provider while covering flu shots and well care checkups in order to offer an attractive solution. While Healthcare is considered a monumental challenge to America at-large, Helpp plans to create opportunities for service contractors through attractive packages.


3
Get the Benefits You Need.
Helpp delivers the Benefits you need, when you need them. Yes, you pay for them, but only what you need. Insurance, Investment, Retirement, Legal, Professional.

Leveraging Web Services API technology and a standardized form system, Helpp plans to act as an information middleman to collect data and deliver to companies. By example, for a comprehensive background check, Helpp plans to collect $149, passing the data electronically to the vendor, and acting as a reference point for others the service contractor authorizes. Helpp plans to retain a portion of these type of data interactive processes as revenue.


4
Communicate With Your Peers.
Other companies do not want you to share your thoughts with others, afraid it will be negative. Helpp encourages service contractors to support each other and make their service offerings stronger.

Through our voucher system, customers would be able to pre-purchase services that may be fulfilled by the local company by displaying their coupon from their cell phone, which the company would verify with an easy-to-use interface. The company would be able to control the vouchers they issue, opting to adjust price point, the number of vouchers issued, and influence rate of discount within the parameters established by Helpp.

In addition, another difficulty individual's face is learning new skills and trades. It is anticipated that as service contractors use Helpp, so would the desire to grow their business and expand their income potential by improving and learning new skills. As the Helpp for Business program develops, along with the affiliate program members, Helpp plans to establish education, certification, and apprenticeship programs that users can enroll into that would help them master and expand their skill sets.

Instead of creating problems and frustrating workers, Helpp plans to equip service contractors with the ability to manage their business more effectively.


5
Learn something new.
Helpp connects you to training and education to make you and your business stronger. The resources you need, when you need them!

Helpp's Plan To Make Money


4 WAYS
helpp MAKES MONEY
Helpp is a 'Freemium' model, where 'Free' are the customers that generate income, and 'Premium' is the membership support you need to promote your services and manage your business and personal life.

Using the North American Industry Classification System (NACIS), census data, and other publicly available government data, Helpp has the ability to determine the number of target businesses within a community, set KPI's, establish metrics, and project the number of individuals a community needs to grow successfully.

Helpp is aiming to revolutionize business in the gig economy with the freemium model. Every free feature on Helpp was designed for premium upgrade as the platform was built to offer free basic connectivity between service providers and consumers.

Examples of feature upgrades include advanced booking systems, custom profile templates, and mapping systems. We plan to combine these upgrades with Helpp for Business offerings through API connectivity where 3rd party systems would be integrated into the platform. Other feature upgrades would be custom built by Helpp. The premium upgrade model underscores Helpp's commitment to service contractors as all features would focus on helping them launch, build, and manage their business.


1
Premium Services
Membership opens access to Tools & Technology, Insurance,Business, Professional and Financial Services, and Advertising.
Silver: $10/mo
Gold: $30/mo
Platinum: $100/mo

Helpp for Business is a platform to connect Businesses and Service

To attract users, Helpp plans to offer goods and services below market

Contractors. The program would initially focus on core service the individual needs to start their business on Helpp: background checks, insurance, taxes and accounting; and other business offerings such as legal and bookkeeping can be sold as a straight service offering. As Helpp's business grows, so does the ability to expand its products and goods by selling ancillary items people need to run a business: tools, technology, retirement plans, food, and even vacation packages to name a few.


2
Helpp for Business
Membership opens access to present their companies Products & Services to Service Contractors and their customers.
SOHO: $30/mo
SMB: $100/mo
Enterprise: $1k - $3k/mo

While Helpp for Business connects service contractors and businesses, HelppMart is a platform for Helpp users to source materials and services at a lower cost. The goal is to bridge the gap between consumers and products through e-commerce, and increase consumer traffic on Helpp. For example, Scott wants to paint his living room but does not know the best place to get all the materials. The HelppMart platform would allow him to choose paint and materials from different companies at a lower cost than available in store. This in turn would channel more customers onto the Helpp platform, increasing traffic for service contractors. The online marketplace is planned to drive competition between manufacturers and provide customers with relatively cheaper options. Helpp would work with companies to sell direct to consumers through the Helpp platform.

Helpp's revenue program integrates advertising as one element of the offering. Businesses on Helpp for Business are advertising their products and services to service contractors, while service contractors have the opportunity to showcase themselves through opting into the premium features. Consumers have the opportunity to find service contractors on Helpp for free and buy products through the Helpp platform at lower than retail price.

value as a membership reward for using Helpp. These goods and services would assist service contractors in their business and provide access to worker benefits such as healthcare plans to maintain a positive work-life balance.

Business affiliates would be able to manage offerings, redeem codes, view analytics, and engage with Helpp. Helpp Products are aimed at larger big box stores, online retailers, department stores, local retailers, and any local goods store looking for an alternative outlet to sell physical goods. Access to Helpp for Business is free to any user, with all companies who list pay a subscription fee.

Helpp for Business is also an advertising package designed to cater all businesses from small to global corporations, locally regionally and nationally. Helpp can deliver highly targeted ads at the precise time users are most likely to take notice and act as they search, book, and interact with the platform as Helpp plans to know exactly who needs what, where, and when.

Helpp for Business is a subscription model in the B2B environment. Businesses pay for packages depending on the the size of their business, desired area of coverage (# of U.S zip codes), and the number of advertising impressions. We plan to target local, regional, and national companies.


3
HelppMart
A risk-free area for Businesses of any size and Service Contractors to offer their Goods & Services by coupons for a flat 5% fee.


4
Training & Education
Helpp produces training courses sponsored by businesses that educate our Users on Insurance, Loans, Accounting, Taxes, Investments, Retirement Planning, etc. We also partner with companies to provide education skills.

Helpp promotes Education through the development of curriculum designed to deliver essential information on specific subjects, such as Accounting, Tax Payments, Tax Preparation, Securing Legal Counsel, Selecting an Accountant, Basic Banking Principals, Securing Bank Funding, and many more. This initiative wold be sponsored by local businesses relevant to the subjects delivered. Business advertising is embedded to conclude the business is a natural place to fulfill the subject covered.

Training programs for vocations requiring a higher level of skill are partnered with a business that specializes in training those skills. States require certification in hair cutting, guide services, electrical, plumbing, cosmetology and many more.

The combination of education courses provide an ever-expanding library of documents and training programs for Helpp to develop advertising strategies against.

'Land & Expand' Marketing Plan Builds Communities


STRATEGY
LAND & EXPAND
THE 3 KEY ELEMENTS


Corporate Marketing
Demand Generation
ATTRACT
Direct Sales
Utilize an integrated marketing communications firm to build awareness and attract users to the platform.

Helpp plans to focus on specific geographic areas to achieve pre-established objectives, maintaining a managed-growth philosophy. We have identified 102 cities to launch Helpp based on urban, suburban, rural, destination resort, etc. to increase the efficiency of campaigns within specific community types. During the rollout, we would work to accelerate the number of communities we can successfully launch in the shortest period of time. The goal is to launch 3 cities/communities per month during our first quarter. To maximize our growth strategy in each community, we plan to execute on three strategic initiatives: Outbound, Inbound and Direct Sales methodologies.

The objective is to generate brand awareness for Helpp's web-based platform/mobile marketplace and attract both service contractors and consumers to our platform. Our initial outbound strategy is based around how we plan to attract users. In doing so, we would hire an integrated marketing/communications firm with expertise in public relations, advertising, branding, social media and event management. Our agency of record would be responsible for media, civic, and social outreach per designated city, securing press opportunities with local media, engaging with civic leaders and building out our social media population.

Implementation of Helpp's inbound marketing strategy begins with our content marketing strategy and by selecting a marketing automation platform that can scale with our growth projections. Hubspot, Pardot, and Marketo are the most scalable, userfriendly and cost-effective platforms for our particular needs. Our inbound marketing approach, while also designed to attract new users to our platform, would extend further with content-driven interactions to "registered" service contractors, consumers and prospects.

Our prospects would begin to find us through channels like blogs, search engines, and social media, while users already registered on Helpp's platform, would build our database for more targeted marketing campaigns for Helpp's revenue-generating services. Our more targeted campaigns would involve developing a lead scoring system, conducting drip campaigns for the purpose of nurturing leads, while generating MQLs and SQLs, and converting these leads into sales for our Premium Services, Helpp for Business and HelppMart. Maintaining and understanding our database is critical for our growth strategy as this would allow us to tailor our inbound marketing campaigns based on user's needs and care-abouts.

Each campaign would be well-planned and metrics driven to meet our growth projections and build our revenue-generating services. Finally, as a core principle or our business. i.e. putting the service contractor first, we plan to conduct surveys and social media monitoring to provide the best possible customer experience. This customer-first philosophy would turn customers into promoters, further growing our overall user base.


Corporate Marketing
Demand Generation
CONVERT
Direct Sales

Implement marketing automation platform and CRM to manage customer attraction through content and brand interactions.


Corporate Marketing
Demand Generation
CLOSE
Direct Sales

Utilize Call Center, Social Media and local boots-on-the-ground to complete sales and generate revenue.

Utilize an external call-center responsible for our direct sales efforts while developing an in-house team as Helpp launches in more highly populated communities. Initially, the team's core focus would be to attract new users to our platform. We believe this initial approach is an easy sell, given our Freemium business model.

As our user base increases from region to region, our direct sales efforts are planned to begin to focus on fulfillment of Helpp's Premium Services, Helpp for Business, HelppMart and training initiatives.


COMBINE THE ELEMENTS
Corporate Marketing
System
Demand Generation
Direct Sales
When you combine the right tools with the right processes, you have a system that can influence and drive to success.

Helpper Incentive Program Accquires & Retains Workers

The Sharing Economy Equity Distribution (SEED) Plan was developed for Helppers to earn ownership in Helpp ensuring they feel connected and have a voice with the company they build. The SEED plan is an incentive for Helppers to perform specific services within a geo-location based on consumer need and company directive.

The SEED Plan rewards participants based on the dollar volume they process through the Helpp platform by providing feedback on the Helpp experience. There are a series of cycles of stock offerings whereby Helppers perform work within a given cycle, and are rewarded in points. The points earned translate into shares of Restricted Stock Units (RSUs).



Helppers would qualify for SEED through a training system that ensures participants are fully briefed on the program as this is a stock plan covered under SEC regulation. It is mandated not only that participants be briefed, but that it can be proven participants were aware of the risks associated with compensation through a stock program. Information relating to the dollar volume transacted, points earned, and shares in relation to points for a given cycle with current valuation of RSUs is managed through the Helpp platform. The Helpper Incentive Program requires that those participating in this program perform tasks beneficial to the company. In this case, we require a survey be completed at the end of each cycle, whereby the participating Helppers give valuable insight into various aspects of the business operation. We use this input to adjust the Helpp platform to deliver ever-improving solutions based on this valuable feedback.

Shares issued are limited to 15% of issued shares. We plan to use this program until a critical mass is achieved and inertia would carry us forward to build momentum in one territory after another.



Technology Stack


Helpp Website
Algolia
Cloudinary
Python/Iron Python
Windows Services
Phantom JS
Directions
Mapping
Google
Locator
SMTP / POP3
Advertisers
Partners
Vendors
Web Services API
Mobile App
Stripe
Twilio
helpp
Centralized Database

Helpp's Technology architecture leverages the cloud to rapidly expand our capabilities across the earth. We utilize Microsoft Azure for web hosting and application servers to deliver our user interfaces to PC and mobile devices, and to manage our XML Web Service Application Programming Interface (XAPI) to connect to external data sources, Helpp for Business partners, and other data exchanges. Our platform is a Software as a Service ("SaaS") solution built around Microsoft .NET, but expandable to use any application development environment by connecting via XAPI.

At its core, Helpp is regulated by Microsoft SQL Server, the database system that ensures integrity of data records. Microsoft SQL Server is an enterprise database solution capable of replicating its servers across the planet, while supporting backup systems that ensure data integrity and the ability to recover with very precise benchmarks in time for 14 days, and static recovery back in time for months.

Our software development process utilizes three stages of servers, with each set consisting of database and web servers, in order to maintain the integrity of our solution:

- Development Servers
- Staging Servers
- Production Servers


WINDOWS SQL SERVER
MICROSOFT IIS SERVER
MICROSOFT.NET
ALGOLIA
CLOUDINARY
WINDOW SERVICES
PHANTOM JS
PYTHON/FRONPYTHON
TWILLIO SMS SERVICES
STRIPE PAYMENT PROCESSOR
GOOGLE
DIRECTION SERVICES
MAPPING SERVICES
LOCATOR SERVICES
POP3 MAIL SERVICES
SMTP MAIL SERVICES


LIKE A BOSS
Be your own
BOSS
Tired of working for someone else's dream?
A New World awaits you

Application servers are also replicated across server farms and applied to functions such as payment processing, Web Services API, and proprietary Automated Data Collection and Delivery (ADCD) systems. Helpp in turn leverages external data systems, such as French-based Algolia for search optimization, Cloudinary for Image and Video storage and delivery, Stripe for payment processing, Google for mapping, locator and email, and Twilio for SMS interactions. Our Customer Retention Management (CRM) solutions are also connected via the XAPI. Hardware and software mapping diagrams are available in the Appendix of this business plan.

The Microsoft cloud environment has 25 server farms strategically placed across continents, all of which are accessible and available for expansion of our operations. Cloud-based operations allow for an affordable deployment of servers, eliminating the need for in-house server farm deployments. Use of cloud-based systems across multiple geographic locations not only increases performance to customers, but dramatically reduces risk and reduces maintenance and upgrade costs for the operation.

Helpp technology is based upon the body of work by our founder, Scott Hankinson, over the past three decades, including the events management system utilized by Microsoft Corporation, and data collection and delivery systems acquired and deployed by S&P Global, two of America's Fortune 500 companies. The premise is a database system capable of expanding in any direction, facilitating growth in perpetuity. This design pattern has processed hundreds of millions of dollars in transactions, processing billions of records, and are directly attributable to Mr. Hankinson's design pattern.

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In Closing...

Thank you for taking the time to review Helpp, and I hope that you plan to join us by investing in our company and help us in our mission to create jobs, connect service contractors to consumers, and provide the support these developing businesses require in order to be successful.

SEC Regulation requires all communication related to the crowdfunding campaign be conducted through the comments section found towards the bottom of this page.

Again, thank you for your time...

Meet the Founder



Scott Hankinson

President, CEO, & Director

Scott founded Helpp Inc in July 2015 as the CTO and Chairman of the Board. He assumed the roles of President and CEO in March 2016. In addition to his duties as President, CEO and Chairman of the Board for Helpp Inc, Scott also leads his family-owned business, HankCorps Corporation, a technology incubator formed in September 2014 whose first project was Helpp Inc. Scott was previously the Senior Director of Customer Facing Solutions at Platts, an S&P Global Company, a position held from July 2012 to July 2014. Scott was the Chief Technology Officer for Bentek Energy, an energy information company based in Denver, Colorado that grew from 5 – 125 employees between 2006 and 2010, which sold into Platts in December 2010. In these roles, Scott travelled to India, London, New York and other parts of the world advancing the energy information footprint for one of America's largest corporations. Previously, Scott was the Vice-President of Columbia Resource Group from 2000 to 2004, which developed the technology to manage Microsoft's largest conferences and events reaching 15,000 attendees. Scott operated a technology incubator called SecureX Technologies, which rapidly developed and delivered companies to market during the dotcom era, taking three companies public through the IPO process. Scott also developed two of Aspen, Colorado's 5-star Bed & Breakfasts (Hotel Lenado, and Sardy House), and was the IT Manager for United Cable Television Corporation from 1980 to 1983, developing the Denver Metro area. Scott started his career in computers and communications with the United States Marine Corps from 1976 to 1982. Scott lives with his wife, Sue, and one of four daughters in Glenwood Springs, Colorado, where he is mastering the art of backcountry rafting.

And the Rest of the Team



Jonathan Stokely

VP of Operations/Director

Jonathan joined Helpp as the Chief Marketing Officer and as a member of the Board of Directors in April 2016, transitioning into the role of VP of Operations in June 2017. Jonathan has worked as an Operations Consultant for DeutcheBank out of their Chicago, Illinois office from March 2016 through September 2017, where he led their SalesForce implementation as well as other key activities. Jonathan is the owner and operator of Semi-Colon Capital D, a development and growth strategy consulting firm he has operated since 2014. Jonathan worked as a Campaign Management and Product Development Consultant for Gate 39 Media in Chicago, Illinois from 2015 until March 2016 where he led digital marketing campaigns and content creation. Previously Jonathan worked at CME Group in Chicago, where he was a Market Data Products Account Manager overseeing 150 accounts worth more than $300 million, and was an Account Executive with Groupon during their formation years, producing more than $1 million in sales revenue, and $1.5 million in customer revenue. Jonathan recently married and lives with his wife in Carbondale, Colorado, where he is mastering the art of river rafting.



Bob Fenton

VP of Finance/Director

*Mr. Fenton joined Helpp In in August of 2016 as the Chief Financial Officer and a member f the Board of Directors. Mr. Fenton is a financial executive with extensive experience in the Financial Services industry. He is the co-founder of Solera National Bancorp, Inc., a publicly traded holding Company for Solera National Bank located in Lakewood, Colorado. Mr. Fenton served as Solera National Bank's Executive Vice President, Chief Financial Officer, Chief Operating Officer and Secretary from September 2007 until March 2014. In July 2014, he was named interim President and Chief Executive Officer, and was appointed to the Board of Directors. Mr. Fenton served as interim President and Chief Executive Officer until November 2015. Since November 2015, he has been serving on the Company's and Bank's Board of Directors while working to advance the mission of Wellspring Community, a 501(c)(3) non-profit organization dedicated to serving adults with developmental disabilities, which he and his wife co-founded in 2008. Prior to joining Solera, Bob held senior level finance positions with Visa U.S.A., E*TRADE Bank and Citigroup.*



Raghav Ram

VP of Business Strategy

Raghav joined Helpp In in March 2017 as a Director of Investor Relations, transitioning into the role of VP of Business Strategy in May of 2017. Raghav is a PhD Candidate at the Baylor College of Medicine in Houston, Texas. He currently works as the Chief Operating Officer and Head of Business Development for Wavve Stream, a company promoting cleantech for water systems, a position held since June 2016. Raghav has been at Baylor College since September 2015, where he is a Board Member of the Alumni Ambassador Board addressing alumni initiatives. Raghav was a Business Analyst with Virtus Partners in Houston from January to June of 2016 where her performed analysis of financial reports of perspective companies, monitoring the securities settlement process and maintaining actively trading portfolios. Raghav was on the Board of Directors Volunteer Association for the William Osler Health System in Toronto, Canada from September 2012 to August 2014, and a Team Leader and Supervisor also with William Osler Health System from July 2008 to August 2013. Raghav currently lives in Houston, Texas, recovering from the ravages of Hurricane Harvey.



Sue Hankinson

SM Manager/Corp. Secretary

Sue has been with Helpp Inc since its inception in July 2015 where she served as Executive Assistant, assuming the role of Corporate Secretary in March of 2016, and the role of Social Media Manager in September of 2016. Sue is the wife and muse of Scott Hankinson. Sue is currently working with Growing Years Preschool of Basalt, CO where she attends to the needs of America's future leaders including special needs children as well as Assistant to the Program Director. Sue has been involved with Growing Years since 2010. Previously, Sue worked with special needs children at Basalt Elementary School, from 2007 - 2010 and before that with Solara Pre-School from 2004 - 2007. Before her life with children, Sue worked for Progressive Insurance Company ending her 15 year career as a Senior Claims Representative. She began working with them first in New York, and then relocated and opened their first Claims Office in the Roaring Fork Valley, Colorado. She left Progressive in 2000 to pursue her role as a Mother. Sue enjoys time with friends and family on the river, but is hesitant of the big rapids.

Offering Summary

Maximum 265,500 shares of common stock ($107,000)

Minimum 25,000 shares of common stock ($10,000)

Company	Helpp, Inc
Corporate Address	2620 Woodberry Drive, Glenwood Springs, CO 81601
Description of Business	Helpp is a Software-as-a-Service (SaaS) platform connecting service contractors to consumers. Helpp is a 'Freemium' business model, where service contractors list their services for Free, paying a 'Premium' to become members in order to access tools and technology, benefits such as insurance, business, financial and professional services, training and education, advertising and social media promotion. Consumers are provided a centralized search for local service contractors of any kind who list their skills and services on Helpp. Helpp has four methods for generating revenue: 1) Membership of Service Contractors to access premium services; 2) Local, regional and national companies promoting their products and services through a membership program; 3) HelppMart, a business portal where companies and service contractors offer their goods and services at a discount fulfilled using a coupon-based system; and 4) Education and training programs developed by Helpp and in partnership with businesses.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	40 cents ($.40) per share
Minimum Investment Amount (per investor)	$100

Rewards

Access to Premium Services or Helpp for Business Services will commence with the live system launch that includes the Helpp for Business, HelppMart, and Education portals, anticipated for January 2018. Investors may delay the start date of their Rewards for up to six months after launch.

$100+ One Month Access to Gold Level Premium Service
$250+ Three Months Access to Gold Level Premium Service

$500+ Six Months Access to Gold Level Premium Service, **or** Three Months Access to Platinum Level Service

$1,000+ One Year Access to Gold Level Premium Service, **or** Six Months Access to Platinum Level Service

$2,500+ One Year Access to Platinum Level Premium Service, **or** One Year Access to SMB Helpp for Business Services

$5,000+ Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

$10,000+ Sponsorship for Three Months of Three Education Courses of your choice across the entire United States.

ALSO: Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

$25,000+ Sponsorship for One Year of Five Education Courses of your choice across the entire United States.

ALSO: Two Years Access to Platinum Level Premium Service, or Two Years Access to SMB Helpp for Business Services

Other Benefits of Investing

All investors will have access to general systems during the Beta development period with the ability to provide immediate feedback about the application.

**All rewards occur after the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to operational officers of the Corporation; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. It is the intent of the company to apply funds mainly to R&D Production and Sales & Marketing activity, however some salaries and repayment of debt application of funds are necessary to maintain the integrity of the company and its officers. Any Irregular Use of Proceeds shall be duly noted in the Financial Statements and Annual Report of the Company.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Helpp Is Here...

There are now mobile apps for virtually every local service imaginable.

Rides, deliveries, housework, errands, laundry, babysitting, and more.

So how is it that these upstart companies are suddenly worth hundreds of millions, or even billions of dollars? Simple: they rake 20% - 30% off the top of every local freelancer's income.

So, if an average freelancer makes about $30,000 a year, that's over $6,000 they're skimming off of each and every person. Multiplied by millions of workers and it adds up to billions of dollars a year getting siphoned straight out of the pockets of workers and straight into the company's coffers.

That's why we started Helpp, a one stop shop for local services that doesn't take any of the worker's money.

Now consumers can get affordable help with whatever they need, whenever they need it, all from one app. And local workers can use one app to get new customers, book appointments, go on call, manage jobs, and process payments, all from their smart phones, and, all at no cost to them.

Instead of robbing workers of their hard-earned income, Helpp makes money selling targeted advertising for equipment, supplies, and retailers based on the services being performed, and, by making it easy for our service providers to access affordable professional and financial services.

Helpp is also the first company to share equity with our workers, so they are completely vested in our success, and they can share in the rapid growth of the gig economy.

The Helpp app is built, and we are now raising capital to spread the good news to local freelancers across the country.

For investment information, please visit our investor page at GetHelpp.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.